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www.torys.com

October 1, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Brigitte Lippmann, Staff Attorney
Christopher Dunham, Staff Attorney
Howard Efron, Staff Accountant
Isaac Esquivel, Staff Accountant

Re:	Brookfield Business Corporation
Brookfield Business Partners L.P.
Registration Statement Form F-1
Filed August 2, 2021
File No. 333-258347

Dear Ladies and Gentlemen:

We are submitting this letter on behalf of Brookfield Business Corporation (“BBUC”) and Brookfield Business Partners L.P. (“BBU,” and together with BBUC, the “Registrants”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated August 27, 2021, relating to the Registration Statement on Form F-1 (Registration Nos. 333-258347 and 333-258347-01) of the Registrants originally filed with the Commission on August 2, 2021 (the “Registration Statement”). Amendment No. 1 to the Registration Statement on Form F-1 (“Amendment No. 1”) is being filed concurrently herewith. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. In addition to addressing the comments raised by the Staff in its letter, the Registrants have revised the Registration Statement to update other disclosures. Unless otherwise indicated, defined terms used herein have the meanings set forth in Amendment No. 1.

U.S. Securities and Exchange Commission

October 1, 2021

Registration Statement on Form F-1 Filed August 2, 2021

Summary

Management Fee and Incentive Distributions, page 26

1.	We note your disclosure that your “group” will pay a quarterly base management fee. Please revise to clarify how the base management fee will be apportioned between the partnership and BBUC. Please also revise to clarify how any incentive distribution fee that Brookfield is entitled to receive from Holding LP will be apportioned between the partnership and BBUC.

In response to the Staff’s comment, the Registrants have revised the disclosure on the cover and pages 27-28, 49, 133-134, 136 and 154 of Amendment No. 1 to clarify that following the completion of the special distribution, BBUC will only be responsible for reimbursing Holding LP for its proportionate share of the base management fee.

2.	We note your disclosure that there will be no increase to the base management fee currently paid by Brookfield Business Partners, which you define to exclude BBUC on page 3. Please also disclose your expectations for the management fee for BBUC individually, or your “group” in the aggregate.

In response to the Staff’s comment, the Registrants have revised pages 27-28, 133-134, 136, and 154 of Amendment No. 1 to clarify that BBUC’s proportionate share of the base management fee will be calculated on the basis of the value of BBUC’s business relative to that of the partnership. See also response to Question 1 above.

3.	Please disclose your expectations for the number of units and exchangeable shares outstanding at the end of the quarter in which you make the special distribution. Please also disclose whether the quarterly volume-weighted average trading price of the units will be adjusted to compensate for the special distribution when calculating both the management fee and incentive distribution fee. If your calculations for the management fee and/or incentive distribution fee will not be adjusted, please disclose the likely impact on each fee and discuss how the timing of the special distribution may impact this the size of these fees. In this regard we note that the incentive distribution threshold is expected to decrease by approximately one-third as a result of the special distribution.

In response to the Staff’s comment, the Registrants have revised pages 27, 133, 137, and 153-154 of Amendment No. 1 to disclose the expected number of units and exchangeable shares to be outstanding at the end of the quarter in which the partnership expects to make the special distribution as well as the fact that the trading data used to calculate the management fee and incentive distributions will be adjusted to reflect the special distribution.

U.S. Securities and Exchange Commission

October 1, 2021

4.	To avoid investor confusion, please revise your references to Service Recipients to more clearly identify BBUC and the exchangeable shares to be distributed in the special distribution. Please also revise your definition of Service Providers and Service Recipients on page 7 to define such terms other than by reference to the definitions of such terms in the Master Services Agreement, and tell us how these terms differ from the other defined terms already used in this prospectus. Please also explain why your definition of “Brookfield” on page 3 excludes Brookfield Business Partners, but does not appear to exclude BBUC.

In response to the Staff’s comment, the Registrants have revised pages 7, 27, 49-50, 133, 137 and 153 of Amendment No. 1 to provide the requested updates relating to Service Recipients and Service Providers. The Registrants have also revised the definition of “Brookfield” in Amendment No. 1 to exclude BBUC.

Risk Factors

Risks Relating to our Business Services Operations, page 39

5.	We note you disclosed that your healthcare services operations and your construction services operations have been impacted and continue to be impacted by the COVID-19 pandemic. Please tell us what consideration you gave to providing expanded information in your MD&A regarding specific impacts that these businesses have experienced from the COVID-19 pandemic (e.g. quantifiable impacts such as changes to operating costs, staffing levels, borrowings and liquidity in your healthcare services operations, and specific impacts to the construction services operations such as impact on receivable balances and liquidity related to project cost overruns and delays). Refer to CF Disclosure Guidance: Topic No. 9 for additional guidance.

In response to the Staff’s comment, the Registrants have revised pages 93 to 94 of Amendment No. 1 to provide additional disclosure relating to the COVID-19 pandemic and its potential impact on the business. However, the Registrants respectfully advise the Staff that management has carefully considered, in accordance with Division of Corporation Finance’s Disclosure Guidance: Topic No. 9, if there is any expanded information available regarding specific material impacts to the healthcare services operations and construction services operations resulting from the COVID-19 pandemic, and concluded that there is no such information or metrics that would be quantifiable or material to investors.

The Special Distribution

Transaction Agreements, page 71

6.	We note the distribution ratio is intended to cause a proportionate split of the market capitalization of the partnership between the units and the exchangeable shares based on the value of the businesses to be transferred to your company relative to the partnership’s market capitalization. Please quantify the partnership’s actual market capitalization and BBUC’s expected initial market capitalization as of date used.

U.S. Securities and Exchange Commission

October 1, 2021

In response to the Staff’s comment, the Registrants have revised pages 14 and 72 of Amendment No. 1 to quantify the partnership’s actual market capitalization and BBUC’s expected initial market capitalization as of the date used.

7.	Please revise to clarify how the partnership’s proposed acquisitions for approximately $8.4 billion in aggregate, or the relative performance of the operating subsidiaries that BBUC will acquire prior to the special distribution, may impact either the final distribution ratio or the comparative economic returns of units and exchangeable common shares.

The Registrants advise the Staff that the final distribution ratio is intended to cause a proportionate split of the market capitalization of the partnership between the units and the exchangeable shares based on the value of the businesses to be transferred to BBUC relative to the partnership’s market capitalization as described on page 13 of the Registration Statement and pages 14 and 72 of Amendment No. 1. The partnership however is unable to predict the impact, if any, that the completion of the proposed acquisitions of DexKo and Modulaire will have on the partnership’s market capitalization, and consequently, the final distribution ratio. Nevertheless, the Registrants do not expect the acquisitions of DexKo and Modulaire to impact the final distribution ratio, and since each exchangeable share is intended to provide an economic return equivalent to one unit, these acquisitions, if completed, are also not expected to impact the comparative economic returns of the units and exchangeable shares. The Registrants have thereby revised pages 15 and 72 of Amendment No. 1 to state that the partnership’s proposed acquisitions of DexKo and Modulaire are not expected to impact the final distribution ratio or the comparative economic returns of units and exchangeable shares.

Dividend Policy, page 73

8.	We note your disclosure that you intend to pay dividends per exchangeable share that are identical to the distributions on each unit, which is currently anticipated to be approximately $0.25 per unit on an annualized basis per your disclosure on page 109. Please explain to us how you arrived at the conclusion that your carved-out business operations would be able to support your initial dividend amount of $0.25 per exchangeable share on an annualized basis and tell us what consideration you gave to including a distribution table as part of your disclosure.

U.S. Securities and Exchange Commission

October 1, 2021

The Registrants advise the Staff that assuming the distribution of approximately 74 million exchangeable shares in connection with the special distribution, BBUC will need approximately $18.5 million of free cash flow to support annualized dividends of $0.25 per exchangeable share. This is a relatively small commitment compared to the approximate $514 million and $120 million in consolidated cash that the business to be transferred to BBUC generated from operations in the year ended December 31, 2020 and six months ended June 30, 2021, respectively. If in the future potential operating cashflow distributions are deferred in favor of reinvestment, distributions from BBUC’s operating entities may be less than the aggregate dividends payable by BBUC on the exchangeable shares, which would require BBUC, in the short term, to finance the payment of such dividends. There are a number of alternatives to maintain BBUC’s dividend level, including using borrowings under the $1 billion credit facility and $2 billion equity commitment agreement BBUC expects to enter into with the partnership at the completion of the special distribution and any other credit facility that BBUC may enter into in the future and/or utilizing capital returned from BBUC’s diversified asset base should reinvestment opportunities be less attractive. Consequently, given the relatively small amount of the annualized dividend, and the several options BBUC has to finance these dividends if required, the Registrants do not believe a distribution table would be material to investors.

9.	Please describe any dividend restrictions in your debt agreements and their potential impact on your ability to pay dividends at the rates identified.

The Registrants advise the Staff that there are currently no restrictions in BBUC’s debt agreements that will impact its ability to pay dividends at the rates contemplated in the Registration Statement. See also the response to Question 8 above.

Capitalization, page 73

10.	We note that you have included other liabilities within the pro forma column of your Capitalization table. Given that this table represents your capitalization and indebtedness, please tell us why you believe it is appropriate to include other liabilities. Specifically, address why you believe it is appropriate to include liabilities that do not appear to represent short-term and long-term borrowings.

In response to the Staff’s comment, the Registrants have removed other liabilities from the Capitalization table provided in Amendment No. 1.

Unaudited Pro Forma Financial Statements

Notes to the Unaudited Pro Forma Financial Statements, page 81

11.	We note your disclosure within note 1 indicated that you consider the transaction to be of entities under common control. Please provide a detailed analysis of your accounting treatment for the transaction. In your response, please identify all the pertinent entities and what factors you considered in reaching the conclusion that there is a proper entities under common control relationship. Additionally, in your response, address the control of Brookfield Business Corporation before and after the transaction as well as the capital structure after the transaction in which you will have exchangeable shares, Class B and Class C shares. Finally, tell us how you concluded that your accounting treatment is appropriate under International Financial Reporting Standards.

U.S. Securities and Exchange Commission

October 1, 2021

As described in the Registration Statement, the special distribution will involve the following key steps:

•	Formation of BBUC - The partnership has formed BBUC, a British Columbia corporation, with the authorized capital of BBUC including retractable common shares (one share currently issued and outstanding and held by the partnership).

•	Contribution to BBUC - In exchange for exchangeable shares and class C shares of BBUC, the partnership will contribute separate legal entities representing the partnership’s controlling interests over Multiplex Global Limited, Westinghouse Electric Company, BRK Ambiental Participações S.A. and Healthscope Pty Limited to BBUC. These combined entities have been identified as BBUC’s predecessor for purposes of the Registration Statement.

•	Special distribution - After such contributions, the partnership will distribute the exchangeable shares of BBUC to existing partnership unitholders on a pro-rata basis and immediately after consummation of the special distribution, the partnership expects to own 100% of the class B shares of BBUC and 100% of the class C shares of BBUC. As the holder of 100% of BBUC’s issued and outstanding class B shares, the partnership will have a 75% voting interest in BBUC and holders of exchangeable shares will hold an aggregate 25% voting interest in BBUC.

Based on the facts highlighted above, the Registrants have concluded that the partnership controls BBUC and its predecessor before and after the special distribution in accordance with IFRS 10, Consolidation, and that control is not transitory.

The Registrants have also concluded that these transactions represent a transfer of ownership interests between entities under common control. Under the partnership’s and BBUC’s reporting framework, business combinations between entities under common control are specifically excluded from the scope of IFRS 3, Business combinations and as a result, entities are required to develop an accounting policy that results in relevant and reliable information by applying the hierarchy in paragraphs 10-12 of IAS 8, Accounting policies, changes in estimates and errors. This hierarchy also permits the consideration of pronouncements of other standard-setting bodies and for which the Registrants note that they considered the guidance on group reorganization found within U.S. Generally Accepted Accounting Principles. Specifically, the Registrants reference the guidance in the “Transactions Between Entities Under Common Control” subsections of ASC 805-50, which supports recording a business combination at carrying value when there is no change in control over the entities contributed and thus requires that the receiving entity recognize the net assets received at historical carrying amounts. It is also noted that there is established practice for registrants that report under an IFRS framework for these types of transactions to be recorded at carrying values.

U.S. Securities and Exchange Commission

October 1, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 90

12.	Please expand your discussion under operating results for all periods to quantify each factor you cite as impacting your operations. For example, under comparison of the three months ended March 31, 2021 and 2020, you disclose that your infrastructure services revenues decreased primarily due to the current quarter results of your nuclear technology services operations reflecting normal seasonality aligned with the timing of customer outage cycles, whereby fuel assembly shipments as well as scope and volume of planned services of customer outages were lower than prior year, without quantifying the impact attributed to each component. Also describe unusual or infrequent events, significant economic changes, and significant components of revenue and expenses. For example, you disclose that the decrease in direct operating costs was primarily attributable to lower project related expenses recorded in operating costs at your construction operations, without disclosing the reasons why you reflected lower project related expenses. See Part I, Item 5.A of Form 20-F.

In response to the Staff’s comment, the Registrants have revised pages 95 to 110 of Amendment No. 1 to further quantify material factors impacting operations for the three years ended December 31, 2020 and December 31, 2019 and the three and six months ended June 30, 2021 and June 30, 2020.

13.	Please expand your discussion under liquidity and capital resources to disclose the terms of material debt covenants in your debt agreements. Also, if material, describe in greater detail the proactive measures you took to amend the terms of certain debt instruments and seek waivers from lenders. See Part I, Item 5.B.2 of Form 20-F.

In response to the Staff’s comment, the Registrants have revised page 111 of Amendment No. 1 to provide additional information regarding proactive measures taken to obtain waivers from lenders. The Registrants further advise the Staff that they do not believe there are any material debt covenants in their debt agreements that are material to investors. BBUC finances its assets at the operating company level with debt that generally has long term maturities, few restrictive covenants and no recourse to BBUC or its other operations, and the specific terms of the debt covenants referenced in the financial metrics refer to the stand-alone operating companies and would not provide material information to investors.

14.	Please expand this section to discuss any known trends or uncertainties that are reasonably likely to have a material effect on your revenues, income or liquidity. For example, you state that the decrease in direct operating costs was primarily attributable to lower project related expenses recorded in operating costs at your construction operations. If known, discuss whether you expect this trend to continue. See Part I, Item 5.D of Form 20-F.

In response to the Staff’s comment, the Registrants have revised pages 93 to 94 of Amendment No. 1 to provide additional discussion on known trends or uncertainties that may have a material effect on BBUC’s future revenues, income and/or liquidity.

Reconciliation of Non-IFRS Measures, page 104

15.	We note your discussion and reconciliation of Net Operating Income to the most directly comparable IFRS measure, which appears to be in the form of a full non-GAAP income statement and gives greater prominence to the non-IFRS measure. Please tell us the consideration you gave to Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures in your presentation.

In light of the Staff’s comment, the Registrants have revised the non-IFRS reconciliation on pages 109 to 110 of Amendment No. 1 .

U.S. Securities and Exchange Commission

October 1, 2021

Relationship with Brookfield Business Partners

Credit Facilities, page 167

16.	Please revise to identify the LIBOR replacement rate for these credit facilities, as well as for the CanHoldCo Promissory Note.

In response to the Staff’s comment, the Registrants have revised the disclosure on pages 72 and 172 of Amendment No. 1 to identify the applicable LIBOR replacement rate.

Exhibit Index, page II-5

17.	We note that BBUC will be acquiring its operating subsidiaries pursuant to securities purchase agreements and other agreements, as well as guaranteeing the partnership’s obligations to Brookfield or third-parties under certain credit agreements. Please disclose these guarantees in your list of material contracts on page 222, and revise your Exhibit Index to identify all material agreements. Refer to Items 601(b)(2) and (10) of Regulation S-K for guidance.

As noted by the Staff, BBUC will acquire its operating subsidiaries from Brookfield Business Partners pursuant to securities purchase agreements and other agreements (the “Transaction Agreements”). Item 601(b)(2) of Regulation S-K requires an issuer to file any “material” plan of acquisition, disposition, reorganization, readjustment, succession, liquidation, or arrangement. The Registrants believe that the Transaction Agreements are not material to investors. The Transaction Agreements are ministerial in nature in order to reorganize the assets being acquired BBUC and contain only limited representations and warranties and limited indemnities and have no material post-closing obligations (for example, there are no transition services being provided under the Transaction Agreements). As such, disclosure of the detailed terms and provisions of the Transaction Agreements would not provide prospective investors with meaningful additional insight into the Registrants’ businesses, risks or prospects. In light of the foregoing, the Registrants respectfully submit that the Transaction Agreements are not required to be filed as exhibits to the Registration Statement.

The Registrants advise the Staff that they have added as a material contract on page 226 of Amendment No. 1 Brookfield’s $500 million credit facility with, among others, the partnership and BBUC, and have included as Exhibit 10.15 the form thereof.

The Registrants respectfully advise the Staff that they do not consider BBUC’s guarantee of the partnership’s obligations under its $2,075 million bilateral credit facilities with global banks (the “Bilateral Facilities”) to be “material contracts” as contemplated by Item 601(b)(10)(i) of Regulation S-K. BBUC will not be a borrower under the Bilateral Facilities. Further, the Bilateral Facilities are actually 20 separate agreements with 20 separate financial institutions, with one facility for up to $30 million, three facilities for up to $50 million each, one facility for up to $70 million, two facilities for up to $75 million each, three facilities for up to $100 million each, five facilities for up to $125 million each and five facilities for up to $150 million each; therefore, the guarantee of each Bilateral Facility on a standalone basis is not material. The credit agreements governing each Bilateral Facility does not contain cross defaults to the credit agreements governing the other Bilateral Facility and represents a standalone arrangement with each separate bank. As of June 30, 2021, there were no amounts drawn down under any Bilateral Facility. Consequently and in light of the fact that approximately $17 billion of assets are being transferred to BBUC as part of the special distribution, the guarantee of each Bilateral Facility by BBUC is immaterial in amount and the Registrants respectfully advise the Staff that they do not believe filing the guarantee as an exhibit would provide meaningful information to investors beyond that which has already been summarized in the Registration Statement. However, the Registrants undertake to periodically review how they disclose the material terms of such guarantee to ensure that the material information is being provided to investors.

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U.S. Securities and Exchange Commission

October 1, 2021

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 880-6363.

Sincerely,

TORYS LLP

/s/ Mile T. Kurta
Mile T. Kurta
cc:

Cyrus Madon, Chief Executive Officer
Jaspreet Dehl, Chief Financial Officer
Brookfield Business Corporation and Brookfield Business Partners L.P.